COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS

AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY A

NOTIFICATION OF THE COMPANY’S REPURCHASE OFFER.

December 29, 2003

[MEMBER NAME ADDRESS]

Dear Mercantile Alternative Strategies Fund LLC Member:

We are writing to inform you of important dates relating to a repurchase offer by Mercantile Alternative Strategies Fund LLC (the “Company”). If you are not interested in tendering your limited liability company interests in the Company (the “Interests”) for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on December 29, 2003 and end at 5:00 p.m., Eastern Time, on January 26, 2004. The purpose of the repurchase offer is to provide liquidity to members of the Company that hold Interests. Interests may be presented to the Company for repurchase only by tendering them during one of the Company’s announced tender offers.

Should you wish to tender your Interests or a portion of your Interests for purchase by the Company during this tender offer period, please complete and return the enclosed Letter of Transmittal either by mail or by fax to the Company, as indicated in the Letter of Transmittal, so that it arrives no later than January 26, 2004. If you do not wish to sell your Interests, simply disregard this notice.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTERESTS AT THIS TIME.

All tenders of Interests must be received by the Company, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by January 26, 2004.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (800) 239-0418.

Sincerely,

Mercantile Alternative Strategies Fund LLC